UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

AMBASE CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

0231647106

(CUSIP Number)

BARC Investments, LLC
c/o Barry M. Strauss Assoc. LTD
307 Fifth Avenue, 8th Floor
New York, NY, 10016
212-779-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box     ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 0231647106

1	NAMES OF REPORTING PERSONS
BARC Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,950,460 (1)

	8	SHARED VOTING POWER
--

	9	SOLE DISPOSITIVE POWER
58,950,460 (1)

	10	SHARED DISPOSITIVE POWER
--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,950,460 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of February 29, 2024, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

1	NAMES OF REPORTING PERSONS
Alessandra F. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--

	8	SHARED VOTING POWER
58,950,460 (1)

	9	SOLE DISPOSITIVE POWER
--

	10	SHARED DISPOSITIVE POWER
58,950,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,950,460 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
These shares are directly beneficially owned by BARC Investments, LLC (“BARC Investments”). Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

(2)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of February 29, 2024, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

1	NAMES OF REPORTING PERSONS
Christina A. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--

	8	SHARED VOTING POWER
58,950,460 (1)

	9	SOLE DISPOSITIVE POWER
--

	10	SHARED DISPOSITIVE POWER
58,950,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,950,460 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
These shares are directly beneficially owned by BARC Investments, LLC (“BARC Investments”). Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

(2)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of February 29, 2024, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

1	NAMES OF REPORTING PERSONS
Richard A. Bianco, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
58,950,460 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
58,950,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,950,460 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
These shares are directly beneficially owned by BARC Investments, LLC (“BARC Investments”). Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

(2)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of February 29, 2024, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (“Common Stock”) of AmBase Corporation, a Delaware corporation (the “Issuer” or “AmBase”) as filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2009, as amended by Amendment No. 1 to Schedule 13D as filed with the SEC on March 8, 2024 (as so amended, the “Schedule 13D”).  The principal executive office of AmBase is located at 7857 West Sample Rd., Suite 134, Coral Springs, Florida 33065. The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.	Source and Amount of Funds and Other Considerations.

Item 3 of the Schedule 13D is amended and supplemented as follows:

On March 16, 2009, BARC Investments acquired 16,000,000 shares of AmBase Common Stock from Richard A. Bianco, who is the father of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., the three managing members of BARC Investments.  The aggregate purchase price of the Shares was $1,200,000 and such Shares were acquired with BARC Investments’ working capital.

On February 28, 2024, AmBase commenced a private placement offering (the “Equity Offering”) of 44,200,460 shares (the “Shares”). The Shares are being offered and sold only to existing stockholders of record of the Company as of February 28, 2024 (the “Record Date”).  Each qualifying stockholder will be permitted to purchase up to his, her or its pro rata share of the Shares in the Equity Offering, based on the amount of shares of Common Stock owned by such stockholder as of the Record Date, in an amount equal to up to one hundred and eight and one-half percent (108.5%) of the number of shares of Common Stock beneficially owned by such stockholder as of the Record Date.

In connection with the Equity Offering, on April 1, 2024, BARC Investments completed the purchase of 42,950,460 Shares in the Equity Offering pursuant to a Standby Purchase Agreement that BARC Investments entered into with AmBase on February 28, 2024 (the “Standby Purchase Agreement”) for a purchase price of $0.20 per share The Shares purchased by BARC Investments in the Equity Offering were acquired with BARC Investments’ working capital.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 40,737,751 shares of the Company's common stock issued and outstanding as of February 29, 2024, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

As of April 1, 2024, BARC Investments beneficially owned 58,950,460 shares of the Common Stock of the Issuer, representing approximately 69.4% of the Issuer’s outstanding shares of Common Stock.  Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

All of the shares of Common Stock of the Issuer were acquired by BARC Investments for investment purposes.

Item 7.	Materials to be Filed as Exhibits.

1.
Joint Filing Agreement by and among BARC Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., dated March 26, 2009 (previously filed with the Schedule 13D on March 26, 2009).

[The remainder of this page is left blank intentionally.]

SIGNATURE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024

BARC Investments, LLC

By:	/s/ Alessandra F. Bianco
Alessandra F. Bianco, Managing Member
/s/ Christina A. Bianco
Christina A. Bianco, Managing Member
/s/ Richard A. Bianco, Jr.
Richard A. Bianco, Jr., Managing Member

/s/ Alessandra F. Bianco
Alessandra F. Bianco

/s/ Christina A. Bianco
Christina A. Bianco

/s/ Richard A. Bianco, Jr.
Richard A. Bianco, Jr.

EXHIBIT INDEX

Exhibit

1.
Joint Filing Agreement by and among BARC Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., dated March 26, 2009 (previously filed with the Schedule 13D on March 26, 2009).